July 27, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: REDtone Asia, Inc.

To Whom It May Concern:

This law firm represents REDtone Asia, Inc. (“REDtone”).  REDtone has received your letter. This letter is in response to your correspondence dated July 8, 2011, requesting certain revisions to the Form 8-K/A and the Form 10-Q/A, both filed on June 30, 2011.  You requested that REDtone respond within ten (10) business days of the date of the letter and REDtone has been unable to complete the responses to your comments during this timeframe due to the auditor’s need to review the finalized documents.

REDtone respectfully requests it be provided additional time to respond to your comments, and anticipates it will be able to file the response and amended documents by August 16, 2011.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.